[ZUKERMAN GORE & BRANDEIS, LLP
LETTERHEAD]
January 11, 2008
Via EDGAR Transmission
Via FedEx
Via Facsimile Transmission
Yolanda Crittendon
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, D.C. 20549

Re:	Grubb & Ellis Company (the “Company”)
Current Report on Form 8-K filed on December 14, 2007;
File No. 001-08122

Dear Ms. Crittendon:
     On behalf of the Company, this letter, along with its enclosures, is being filed with the United States Securities and Exchange Commission (the “Commission”) in response to the correspondence from the staff of the Commission (the “Staff”) dated December 20, 2007 regarding Item 4.01 of the Company’s above referenced Current Report on Form 8-K (the “8K”). Pursuant to the undersigned’s telephone conversation with the Staff on January 3, 2008, this correspondence is being filed within the extended deadline of January 11, 2008 agreed to with the Staff. Unless otherwise set forth herein to the contrary, all capitalized terms in this letter shall have the same meanings as ascribed to them in the 8K.
     Specifically, on behalf of the Company please be advised of the following:

Yolanda Crittendon
United States Securities and Exchange Commission
January 11, 2008

Item 4.01 Form 8-K
1.	We note the disclosure of a material weakness in NNN Realty Advisors Inc, a wholly owned subsidiary, internal controls. Tell us whether or not you intend to restate any prior period for any adjustment resulting from such weaknesses; and if not, why not. Tell us in detail the steps you plan to take and procedures you plan to implement to correct the material weakness.

By way of background, as disclosed in footnote 1 to NNN Realty Advisor’s financial statements included in its Registration Statement on Form S-1 filed with the Commission on May 7, 2007, file no. 333-142682 (the “NNN Registration Statement”), and in the Company’s Registration Statement on Form S-4, file no. 333-144306, declared effective by the Commission on November 1, 2007 (the “S-4”)[1], NNN Realty Advisors, Inc., is a Delaware corporation that was formed in September 2006 to acquire each of Triple Net Properties, LLC and its subsidiaries, Triple Net Properties Realty, Inc. (“Realty”), NNN Capital Corp. (“Capital Corp.”) and its other subsidiaries (collectively, “NNN”). The corporate consolidation (the “Corporate Consolidation”) was effected in order to facilitate a private equity offering pursuant to Rule 144A of the Securities Act (“the 144A Offering”). On November 16, 2006, NNN completed the 144A Offering, raising gross proceeds of $160.0 million pursuant to the issuance of common stock.

In connection with the filing of its S-4, the Company included therein the following risk factor (the “Risk Factor”):

“NNN Realty Advisors experienced weaknesses in certain internal controls over financial reporting and insufficient disclosure and real estate regulatory oversight that it will need to strengthen.

In 2006, NNN Realty Advisors experienced material weaknesses and significant deficiencies in its internal control over financial reporting. Specifically, (1) Realty had an absence of accounting personnel that resulted in failures by Realty to record revenues and expenses in the proper periods and in untimely reconciliations and analyses of significant accounts (Realty historically had no accounting personnel because it was a stand alone private company that did not regularly conduct audits prior to the formation transactions), (2) there was inadequate communications between Triple Net Properties’ business and accounting personnel with respect to credits selectively given to certain investors in its TIC programs and (3) NNN Realty Advisors did not timely record a stock compensation

[1]	The NNN Registration was subsequently withdrawn following the effectiveness of the Company’s S-4.

Yolanda Crittendon
United States Securities and Exchange Commission
January 11, 2008

charge associated with a transfer of shares by Messrs. Thompson and Rogers, affiliates of NNN Realty Advisors, to Mr. Hanson. Ensuring that NNN Realty Advisors has adequate financial and accounting controls to produce accurate financial statements on a timely basis and sufficient legal compliance oversight are costly and time-consuming efforts that need to be evaluated frequently. Failure to achieve and maintain effective controls and procedures for financial reporting may result in NNN Realty Advisors’ inability to provide timely and accurate financial information.”

Please be advised that the first weakness disclosed in the Risk Factor was resolved by virtue of Realty becoming part of NNN pursuant to the Corporate Consolidation. In connection therewith, Realty underwent an audit, and by virtue of the Corporate Consolidation, the accounting personnel, policies and procedures of NNN became the accounting personal for, and the accounting policies and procedures of, Realty. In addition, all adjustments identified during the audit of Realty were posted in the appropriate period and no prior period adjustments or restatements were required.

Please be further advised that the second weakness disclosed in the Risk Factor was identified by management at the time and as a consequence the credits were in fact recorded in the appropriate period. Consequently, no adjustments or restatement of prior periods were required. In addition, NNN also adopted an internal policy for material contracts or transactions, summarized below.
(i)	Material contracts or transactions of $500,000 or more require two signatures, one of which must be an officer of NNN, and all such contracts and transactions must also be consistent with a board approved business plan and annual budget;

(ii)	The formation of an investment committee to approve all corporate investments and acquisitions and dispositions; and

(iii)	The requirement that all executives and applicable senior management personnel execute a disclosure certification for each quarterly reporting period.
Finally, the third weakness disclosed in the Risk Factors, NNN’s failure to timely record a stock compensation charge associated with a transfer of shares among affiliates of NNN, was recorded in the fourth quarter of 2006 rather than the third quarter of 2006 and therefore, no restatement of prior period was required. As part of the 144A Offering and

Yolanda Crittendon
United States Securities and Exchange Commission
January 11, 2008

the filing of NNN’s Registration Statement, additional personnel with public company experience were hired by NNN.
2.	Please provide us with a schedule of NNN Realty Advisors, Inc. fiscal year end fourth quarter adjustments (for both 2006 and 2007) to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on a pre-tax net loss. Quantify the net effect of all adjustment on pre-tax net income (loss). Also, tell us why none of the adjustments relate to any prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

Submitted supplementally herewith are financial statements showing the uncorrected adjustments for the year ended December 31, 2006 with an accompanying schedule that sets forth the reason for each such adjustment. These financial statements and accompanying schedule were prepared and delivered by NNN’s former auditors to NNN’s audit committee in connection with the NNN Registration Statement. These schedules also show the net effect on NNN Realty Advisors’ consolidated balance sheet, statement of operations and statement of cash flows. The Company respectfully submits that these financial statements clearly evidence the impact on pre-tax net loss and quantify the net effect of all adjustments on pre-tax net income, which are not material and are not related to the prior year. The Company also respectfully submits that it believes that such financial statements are self-explanatory as to why none of the adjustments relate to any prior period and why the timing of each adjustment is appropriate.

3.	Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

Please be advised that there is no letter or written communication to or from the former accountants regarding any disagreements or reportable events to management or the audit committee.

4.	To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Yolanda Crittendon
United States Securities and Exchange Commission
January 11, 2008

Please be advised that based on the foregoing, the Company respectfully submits that it is not necessary to amend the 8K.
* * * * * * *
     Should you have any questions concerning the foregoing or should you require documentation or information, please do not hesitate to contact me at (212) 223-6700.

Very truly yours,
/s/ Clifford A. Brandeis
Clifford A. Brandeis

CAB/ma

cc:	Richard Pehlke (via facsimile)
Francene LaPoint (via facsimile)
Andrea Biller, Esq. (via facsimile)